OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pennsylvania Real Estate Investment Trust
(Name of Issuer)
Common Shares of Beneficial Interest, par value $.01 per share
(Title of Class of Securities)
709102107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	709102107	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Mark E. Pasquerilla (“MEP”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		79,172 (See Item 4 for explanation)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,363,914

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		77,505 (See Item 4 for explanation)

WITH:	8	SHARED DISPOSITIVE POWER:

1,363,914

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,443,086

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Approximately 3.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	709102107	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Crown American Properties, L.P. (“CAP”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 (See Item 4 for explanation)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,363,914

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 4 for explanation)

WITH:	8	SHARED DISPOSITIVE POWER:

1,363,914

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,363,914

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Approximately 3.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	709102107	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Crown Investments Trust (“CIT”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 (See Item 4 for explanation)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 4 for explanation)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Approximately 0

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

Item 1(a)	Name of Issuer.

Pennsylvania Real Estate Investment Trust (“PREIT”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The Bellevue
200 S. Broad Street
Philadelphia, PA 19102

Item 2(a)	Name of Person Filing.

Mark E. Pasquerilla (“MEP”)
Crown American Properties, L.P. (“CAP”)
Crown Investments Trust (“CIT”)

Item 2(b)	Address of Principal Business Office, or if None, Residence.

The address of the principal business office of MEP is:

Pasquerilla Plaza
Johnstown, PA 15901

The address of the principal business office of CAP is:

Pasquerilla Plaza
Johnstown, PA 15901

The address of the principal business office of CIT is:

Pasquerilla Plaza
Johnstown, PA 15901

Item 2(c)	Citizenship.

MEP: United States
CAP: Delaware
CIT: Delaware

Item 2(d)	Title of Class of Securities.

Common Shares of Beneficial Interest, $1.00 par value per share

5 of 9

Item 2(e)	CUSIP No.

709102107

Item 3	Statement Filed Pursuant to Rule 13d-1(b), Rule 13d-2(b) or (c).

None of the categories is applicable to any of the undersigned.

Item 4	Incorporated by reference from Items (5)-(9) and (11) of the cover page.

MEP. As calculated under Rule 13d-3, MEP is the beneficial owner of 79,172 shares owned by him directly for which he has sole voting power and 77,505 shares owned by him directly for which he has sole dispositive power, 1,363,914 shares held by CAP. Mr. Pasquerilla exercises control over CAP and through such, shares in voting and dispositive power with respect to the shares held by CAP. CIT, another controlled affiliate of Mr. Pasquerilla, no longer owns any shares.

For purposes of calculating the ownership of CAP, it was assumed that a redemption of the 1,363,914 (approximately 3.7% of outstanding shares) Class B limited partnership interests of PREIT Associates, L.P. held by CAP had occurred pursuant to the redemption rights for such units provided in the Agreement of Limited Partnership of PREIT Associates, L.P.

CAP. As calculated under Rule 13d-3, CAP is the beneficial owner of 1,363,914 shares. This excludes 79,172 shares held by MEP.

CIT. As calculated under Rule 13d-3, CIT is no longer the beneficial owner of any shares. This excludes 79,172 shares held by MEP and 1,363,914 shares held by CAP, a partnership in which CIT is a limited partner.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following box. ☑

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable.

6 of 9

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

7 of 9

SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.

February 9, 2006
/s/ Mark E. Pasquerilla
Mark E. Pasquerilla

CROWN AMERICAN PROPERTIES, L.P.
By:	/s/ Daniel M. Honkus
Crown American Investment Company,
Sole General Partner Daniel Honkus CFO & Vice President

CROWN INVESTMENTS TRUST
By:	/s/ Daniel M. Honkus
Daniel Honkus
CFO & Vice President

8 of 9

EXHIBIT A
JOINT FILING STATEMENT
     We, the undersigned by our signature below hereby express our agreement that the foregoing Schedule 13G as of February 9, 2006 is filed on behalf of each of us.

/s/ Mark E. Pasquerilla
Mark E. Pasquerilla

CROWN AMERICAN PROPERTIES, L.P.
By:	/s/ Daniel M. Honkus
Crown American Investment Company,
Sole General Partner Daniel Honkus CFO & Vice President

CROWN INVESTMENTS TRUST
By:	/s/ Daniel M. Honkus
CFO & Vice President

Dated: February 9, 2006

9 of 9